UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 23, 2023	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On February 23, 2023, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 11th meeting of its 10th Board of Directors (the “Board”), at which the following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)
The Company's consolidated financial statements for the fiscal year 2022;
(2)
Earnings distribution plan for the fiscal year 2022; and
(3)
Convention of the 2023 annual shareholders’ meeting (the “2023 AGM”).

With respect to resolution (1), the Company’s consolidated results for the fiscal year 2022 include:

- operating revenue of NT$23,517,064 thousand,

- gross profit from operations of NT$4,912,057 thousand,

- operating profit of NT$3,216,679 thousand,

- profit before income tax of NT$4,027,872 thousand,

- profit for the year of NT$3,371,974 thousand,

- basic earnings per share of NT$4.64; and

as of December 31, 2022,

- total assets were NT$44,942,945 thousand,

- total liabilities were NT$20,131,012 thousand,

- equity attributable to equity holders of the Company was NT$24,811,933 thousand.

On resolution (2), the Board resolved that NT$2.30 per share will be distributed from earnings to the shareholders in the form of a cash dividend. The total amount of cash to be distributed to shareholders is NT$1,672,652,290. If any future event affects the total amount of the Company’s outstanding shares (for example, the Company buys back treasury shares) and causes changes in the total amount of the Company's outstanding shares, the Chairman is authorized to adjust the distribution ratio based on the total amount of earnings distribution approved at the 2023 AGM and the actual amount of the Company’s outstanding shares as of the record date of distribution.

On resolution (3), the Board resolved that the 2023 AGM will be convened on May 30, 2023 at Hsinchu Science Park Life Hub, Einstein Hall (2F, No. 1, Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu City, Taiwan). The subjects for convening the 2023 AGM are as follows:

(1)
Report Items:
i.
Company's business report for the fiscal year 2022;
ii.
Audit Committee’s review report of the financial statements for the fiscal year 2022; and
iii.
Report of the status of distributable compensation for employees and directors for the fiscal year 2022.

(2)
Matters for Ratification:
i.
Adoption of the financial statements for the fiscal year 2022; and
ii.
Adoption of the earnings distribution plan for the fiscal year 2022.
(3)
Matters for Discussion:
i.
Release of restriction under Article 209 of the Company Act prohibiting of the Board of Directors from participation in businesses competing with the Company.
(4)
Book closure starting date: April 1, 2023.
(5)
Book closure ending date: May 30, 2023.
(6)
Proposals for discussion at the 2023 AGM must be received between March 24, 2023 and April 6, 2023 and the place designated for accepting such proposal is the Company (address: No. 1, R&D Rd. 1, Hsinchu Science Park, Hsinchu City, Taiwan).